U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              PageLab Network, Inc.
                 (Name of Small Business Issuer in its charter)



            Minnesota                                  41-1596056
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


43 Main Street S.E., Suite 228
Minneapolis, Minnesota                                           55414
(Address of principal executive office)                          (Zip Code)

Issuer's telephone number (612) 362-9224


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares



                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

ITEM 1. DESCRIPTION OF BUSINESS

         PageLab Network, Inc. is a Minnesota corporation. There was a corporation of the same name formed in Nevada in June, 1999 by the present President of the Company, that owned the technology of the Company. There was an Asset Purchase Agreement in November of 1999, where the technology assets of the Company were sold to Imcro, Inc., a Minnesota corporation formed originally in 1987, and Imcro, Inc. changed its name to PageLab Network, Inc.

         As the new "e-commerce economy" evolves, markets are being divided based upon traffic patterns. Search engines are and will remain the dominant force for directing Internet traffic. An estimated 80% of all traffic and nearly 70% of all Internet sales come as a result of a search query. Any company that can consistently influence placement of a particular search engine keyword or phrase can dominate a market niche. Those who master the search engines will be instrumental in the division of markets and will ultimately control huge revenue segments of the "New Economy." Currently, PageLab has very few competitors and its management intends to remain in the forefront to fully exploit its market opportunities.

         Over the past two years PageLab has mastered a number of complex algorithmic processes that determine search engine placement for its clients -- an e-solution that increases its client's e-commerce-based business by increasing search engine "findability" or "ranking."

         The one characteristic that most differentiates PageLab from other Internet service companies is its ability to generate a flow of traffic to its clientele by positioning their products and services at or near the top of major search engines. The Company guarantees results for its e-commerce clients. The Company charges its customers a set up fee of $30 when each of the keyword phrases of the customer first reaches the top 20. There is an additional fee of $30 per month to the customers for each key word or phrase. If a customer temporarily falls out of the top 20 there is a proportional reduction in the fee charged. At this time the Company has provided these services to approximately 40 customers.

         The PageLab system handles new client setup and most of the registration process automatically. Equally significant, all client billings are collected automatically on a monthly basis (or larger Affiliate Sales Fees on a daily or weekly basis) by debiting the client's checking account, credit card or pre-established escrow fund). This minimizes any need for accounts receivable personnel and virtually eliminates the potential for non-collectable accounts. Any non-paying client can be taken off the system immediately.

ITEM 2. PLAN OF OPERATION

         While the Company expands its present business, it has been in the development of another "search engine" business.

         Having each search engine database within its grasp, a "Meta Search" can use other search engines' output as its source of data. Add to this a new interface approach and the result is somewhat similar to AskJeeves.com, which is an interesting example of what the public desires from an alternative to current search engine technology. AskJeeves is an interactive system, which interacts with the user to focus search results.

         But, there is a remaining problem. All search engines in existence today -- including AskJeeves expect to serve relevant content from a single search term or sentence. This forces users to wade through many, possibly hundreds, of matching pages to find exactly what they want. Today's search engines continue to do what they do best -- elegantly provide massive information overload.

         The Company has established clear long term goals on parlaying its expertise into the evolution of a hybrid Artificial Intelligence search engine and has already performed extensive testing and development of a system called Subjex (subjex.com).

         Subjex.com, instead of delivering thousands of search results from a short one-sentence query, will conduct dialogue with the user and learn from the session facts to determine exactly what the user is looking for by using all available search engines. The longer the session, the more it learns. Subjex.com will then deliver a very limited number of search results -- under 10 and perhaps as few as 1 or 2 -- having narrowed down the search to exactly what the user wants, based entirely upon the user's dialogue with Subjex.com. This is an Artificial Intelligence (AI) interface that learns the exact desires and informational needs of the user. And, the system will retain the information and even recommend specific sites, products and services in future search interfaces, or it can be set up to send information automatically, based upon known desires or information expressed by the user. Subjex will then tell the user, "Based upon our conversation, Subjex recommends that you visit one of these web sites (site1.com, site2.com or site3.com)." Subsequent interface sessions will add to the user-specific database within Subjex.com.

         Management believes that this type of Artificial Intelligence -- "Interview first - Then results" will be the standard for the next decade of search engine portals. With inherent data acquisition systems in place compiling detailed, user-specific demographics, potential additional revenue streams exist and will be developed by the Company in the near future, either to be licensed to other companies or developed internally for future "spin-off" as separate entities.

Obviously, the developmental and operational essence of PageLab.net and Subjex.com are confidential and proprietary. As the Company matures, all technologies and subsidiary operations will be evaluated to determine if they should be retained and incorporated into operations of the Company, licensed or "spun-off" as separate corporations.

Growth Plan

         Strategic Growth Plan -- The Company's strategic growth plan is comprised of two principal components that, together, enable the Company to achieve its goals in the flow of Internet traffic, and the capitalization of markets. They include:

         A. Selective Use of Strategic Partnerships -- The single most important aspect of PageLab's overall plan is its actively pursuing a diverse clientele. The Company's marketing plan entails the introduction of its products through the use of self-funding affiliations. Affiliates have been and will continue to be sought out for their diverse traffic and demographics. Our (Non-exclusive) affiliates will use traditional multimedia advertising, banners and content based methods (articles/reviews) to promote PageLab. Affiliates will receive a commission of all recurring revenues generated from their site, not including setup fees. This will create direct sales and build brand awareness to diverse horizontal markets.

         Principal components of the Company's strategic growth plan are its strategic partnership programs. Because we will neither grant nor require exclusivity, we will gain greater influence upon the way our service is displayed/advertised. By effectively utilizing these partnerships, without further obligation for rewarding the secondary referrals, PageLab will mitigate the substantial costs normally required to develop and establish a client base.

         B. Keeping the Technology Proprietary -- The Company's proprietary strategy involves relationships for outsourcing certain non-core temporary (project based) development activities, including tracking programming and some database management software. It will allow us to develop new angles and strategies based upon market changes, without necessitating large staff additions, which bring security risks. The Company is actively investigating opportunities to acquire a small number of interns and part time graduate students. Small software companies that have developed inexpensive tracking products, which fall within the Company's principal strategy for tracking, will be hired on a temporary project basis. Management's goal is to keep a core employee base of 5-6 full time people, with an outsourcing pool of 10 to 20 people when needed. We expect our development cycle on new key products to span only 30 to 60 days.

         C. Marketing -- A significant aspect of PageLab's overall plan is its marketing program. Because virtually every company is a potential client, it is necessary to discourage vertical growth and encourage horizontal growth.

         Some of the Company's best and most diverse clientele have come as referrals from other clients. Most significant about this is that clients prefer not to tell their competitors about the Company's services, generally only referring other types of businesses. This, along with a traditional direct sales targeting approach is how the Company will grow horizontally.

         The Company encourages these types of referrals by giving its clients a CD multimedia presentation about the Company for use on any standard PC. It will be a short (4-minute) movie that will "AutoPlay" when inserted into a CD-ROM. This movie will be a fully produced digital commercial, capable of intuitively telling the PageLab story.

         Search engine portal systems are here to stay and will continue to power most of Internet commerce.


ITEM 3. DESCRIPTION OF PROPERTY

         The Company leases 2,500 square feet of office space in Minneapolis, Minnesota for a monthly rental of $1,100.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         There are presently 10,407,665 shares of the Company's common shares outstanding. The following table sets forth the information as to the ownership of each person who, as of February 1, 2000, owns of record, or is known by the Company to own beneficially, more than five per cent of the Company's common stock, and the officers and directors of the Company.


                                       Shares of        Percent of
Name                                Common Stock        Ownership
--------------------------------------------------------------------------------

Andrew Dean Hyder                      5,000,000        48%
43 Main Street SE
Minneapolis, MN

Richard A. Kling                         270,766         3%
43 Main Street SE
Minneapolis, MN

Directors and Officers                 5,270,766        51%
as a group

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the company, with a brief description are as follows:

Name                    Age         Position
----                    ---         --------

Andrew Dean Hyder       32          President, CEO and Chairman

Sharon Rae Hyder        56          Secretary/Treasurer, Director

John J. Brand           43          Chief Financial Officer

Richard A. Kling        60          Director

Jonathan Henckel        34          Chief Technology Officer

         Andrew Dean Hyder, Mr. Hyder is President, CEO and Chairman of the Board of Directors. Mr. Hyder was employed by Interactive Host from 1994 to the end of 1998, beginning in January 1, 1999 he was employed by Commission Junction through the end of May, 1999, when he formed PageLab Network, Inc. (Nevada).

         Sharon Rae Hyder, Ms Hyder is Secretary, Treasurer and a Director. Ms Hyder is the mother of Andrew Dean Hyder. Ms Hyder was the head of Hyder Bookkeeping & Tax Service of Coeburn, Virginia from 1983 to the present time, and began to work for the Company in August, 1999.

         John J. Brand, Mr. Brand is Chief Financial Officer. Mr. Brand is a Certified Public Accountant, and received a BA degree in Accounting from St. Cloud State University. He worked for Comdisco, Inc. as Division Controller from 1995 to March, 1999. From April, 1999 to February, 2000 he was President and Chief Financial Officer of PowerBanc Corporation. He joined PageLab Network, Inc. in February, 2000.

         Richard A. Kling, Mr. Kling is a Director. Mr. Kling has been head of Kling & Associates from 1994 to the present, and in July, 1999 became associated with Corporate Development Associates.

         Jonathan Henckel, Mr. Henckel is Chief Technology Officer. Mr. Henkel was a staff software engineer for IBM from 1988 to 1999. From February, 1999 to the end of 1999 he was a physics simulation researcher for Industrial Mindworks of Atlanta, Georgia. He joined the Company in January, 2000.

ITEM 6. EXECUTIVE COMPENSATION

         There are no officers or directors that received compensation in excess of $60,000 or more during the last year. The Company has agreed, however, to pay $5,000 per month to Andrew Dean Hyder, $3,333 per month to Sharon Rae Hyder and $5,416 per month to Jonathan Henckel and John J. Brand.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On October 8, 1999 the Company's principal shareholder, in a private transaction, agreed to acquire, for 5,666,665 shares, all issued and outstanding shares held by shareholders of PageLab (Nevada). Upon completion of this transaction, Mr. Hyder, with 5,000,000 shares, became the Company's principal shareholder and its President, CEO and Chairman of the Board of Directors. He then brought PageLab (Nevada) into the Company, and changed the name of the Minnesota corporation to PageLab Network, Inc.

         On October 30, 1999, the Company entered into a five-year Employment Agreement with Mr. Hyder containing certain non-compete, non-disclosure and non-circumvention provisions, as well as providing a salary, reimbursement of expenses and a full range of benefits consistent with the position of President and CEO. The Company will enter into shorter-term employment agreements with similar non-compete, non-disclosure and non-circumvention provisions with all officers, professional, & technical employees and consultants who may have access to any intellectual properties, the disclosure of which could have an adverse effect on the Company.

         Mr. Andrew Hyder, President and CEO, has advanced a total of $206,000 to the Company in a series of Senior long-term loans (5 year) with interest at 6% per annum, payable quarterly on March 31, June 30, September 30 and December 31 of each year. These loans are secured by essentially all assets of the Company. A portion of these loans ($150,000) was used by the Company to purchase the Company's current technology, its primary asset, from Commission Junction, Inc., now located in Santa Barbara, California. The Company may prepay these loans, without penalty, in whole or in part, prior to the due dates.

         An additional 1,000,000 shares was granted to the Company by the former principal shareholder for establishment of the Company's Investment Account, to be reserved for use in making future acquisitions. These shares, which are unrestricted shares, will remain available for that purpose through December 31, 2003, whereupon any unused shares will revert to the Company's Treasury.

         Subsequent to these transactions, the Company granted Options for a total of 1,200,000 shares to directors, officers, consultants, certain key employees and others who formerly held options to purchase shares of PageLab (Nevada). These Options can be exercised on or before the close of business on July 31, 2004 for $.20 per share.


ITEM 8. LEGAL PROCEEDINGS

         None


ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's common stock does not trade.

         There are 136 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

Name                             Date           Shares           Cost

David Hanson                     12/99          275,000          $55,000
Adrian Johnson                   12/99          175,000          $35,000
Lori Baron                       1/00            75,000          $15,000
Steven Anderson                  1/00           150,000          $30,000
Ronald King                      1/00           150,000          $30,000
Ronald Ryan                      12/99          150,000          $30,000
Per Davidson                     1/00           450,000          $90,000
John Ardoyno                     1/00           150,000          $30,000
David and Joan Morris            12/99           75,000          $15,000
Richard Collins                  12/99           75,000          $15,000
Dara and Leann Gault             1/00           150,000          $30,000
Gail McNutt and Bryan Johnson    1/00            75,000          $15,000
Cordie McNutt                    1/00            75,000          $15,000
Roy Yeater                       1/00            50,000          $10,000
Peter Atsidakos                  1/00            25,000           $5,000
Ari Katras                       1/00            25,000           $5,000
Andrew Atsidakos                 1/00            25,000           $5,000
Selfless Service, Inc.           1/00           150,000          $30,000
Ronald Stidham                   1/00           250,000          $50,000
Applied Venture Services, Inc.   1/00           150,000          $30,000

         All of the above sales were pursuant to a private placement, all to accredited investors. There was a fee paid on the sales of 10%.

Applied Venture Services, Inc.   10/99          166,665          $833
John Anderson                    10/99          166,665          $833
Richard Kling                    10/99          166,665          $833
William Tartaglia                10/99          166,665          $833

         All of the above sales were made as isolated transactions, all to residents of the State of Minnesota, all were partially in consideration of services rendered, there were no commissions paid on any of the sales.

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11. DESCRIPTION OF SECURITIES

         The Company has authorized 50,000,000 shares of common stock, no par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the Company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Minnesota Statutes contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.

         As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the company, the company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.


ITEM 13. FINANCIAL STATEMENTS

         Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                  3. Articles of Incorporation and bylaws

                                   SIGNATURES



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 24, 2000                PageLab Network, Inc.


                                       /s/ Andrew Dean Hyder
                                       -----------------------------------------
                                       Andrew Dean Hyder, President, Director

                                       /s/ Sharon Rae Hyder
                                       -----------------------------------------
                                       Sharon Rae Hyder, Secretary, Director

                                       /s/ Richard A. Kling
                                       -----------------------------------------
                                       Richard A. Kling, Director

                                       /s/ John J. Brand
                                       -----------------------------------------
                                       John J. Brand, Chief Financial Officer

                               [LOGO] PAGELAB.NET
                                      NETWORK





                              PAGELAB NETWORK, INC.

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                           ARTHUR B. CARLSON III, CPA
                              7400 METRO BOULEVARD
                                    SUITE 100
                             EDINA, MINNESOTA 55439




To the Board of Directors
PageLab Network, Inc.
Minneapolis, Minnesota

I have audited the accompanying balance sheet of Pagelab Network, Inc. as of December 31, 1999, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pagelab Network, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Arthur B. Carlson III, CPA
Edina, Minnesota
January 14, 2000

                              PAGELAB NETWORK, INC.

                                  BALANCE SHEET

                                DECEMBER 31, 1999

                                     ASSETS
CURRENT ASSETS
        Cash                                                          $       18,441
        Accounts receivable                                                    3,247
        Prepaid expenses                                                       1,628
                                                                      --------------
               Total current assets                                           23,316

PROPERTY AND EQUIPMENT, NET                                                   17,195

INTANGIBLES, NET                                                             235,034
                                                                      --------------

TOTAL ASSETS                                                          $      275,545
                                                                      ==============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
        Accrued expenses                                              $        9,035
        Current portion, long-term debt                                       36,879
                                                                      --------------
               Total current liabilities                                      45,914

LONG-TERM DEBT, NET OF CURRENT PORTION                                       161,569

STOCKHOLDERS' EQUITY
        Common Stock, 40,000,000 shares authorized,
               10,407,665 issued and outstanding,
               no par or stated value                                        307,500
        Accumulated (deficit)                                               (239,438)
                                                                      --------------
                                                                              68,062
                                                                      --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $      275,545
                                                                      ==============


The Notes to Financial Statements are an integral part of this statement.

                              PAGELAB NETWORK, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                             STATEMENT OF OPERATIONS

REVENUES                                                            $       19,886

EXPENSES
        Selling, general and administrative                                119,065
        Research and development                                             3,330
        Depreciation and amortization                                       18,169
        Interest expense                                                     1,260
                                                                    --------------
                                                                           141,824
                                                                    --------------

NET LOSS                                                            $     (121,938)
                                                                    ==============





EARNINGS PER SHARE                                                  $        (0.02)
                                                                    ==============



The Notes to Financial Statements are an integral part of this statement.

                              PAGELAB NETWORK, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                             STATEMENT OF CASH FLOWS

CASH FLOWS FROM OPERATIONS
        Net loss                                                         $     (121,938)
        Adjustments required to reconcile net loss to
               net cash required by operating activities
               Depreciation and amortization                                     18,169
               (Increase) decrease in:
                      Accounts receivable                                        (3,247)
                      Prepaid expenses                                           (2,170)
               Increase (decrease) in:
                      Accrued expenses                                            9,035
                                                                         --------------
        NET CASH USED IN OPERATIONS                                            (100,151)
                                                                         --------------

CASH FLOWS FROM INVESTING ACTIVITIES
        Purchase of property and equipment                                      (18,141)
        Purchase of intangibles                                                  (1,715)
                                                                         --------------
        NET CASH USED IN INVESTING ACTIVITIES                                   (19,856)
                                                                         --------------

CASH FLOWS FROM FINANCING ACTIVITIES
        Proceeds from issuance of common stock and warrants                      75,000
        Proceeds from long-term debt                                            131,000
        Payment of long-term debt                                                (7,552)
        Payment to stockholder in reorganization                                (60,000)
                                                                         --------------
        NET CASH PROVIDED BY FINANCING ACTIVITIES                               138,448
                                                                         --------------

INCREASE IN CASH AND CASH EQUIVALENTS                                            18,441
BEGINNING CASH BALANCE                                                               --
                                                                         --------------
        CASH BALANCE, ENDING                                             $       18,441
                                                                         ==============

LONG-TERM DEBT ISSUED FOR INTANGIBLES                                    $      150,000
COMMON STOCK ISSUED FOR INTANGIBLES                                      $      100,000
LONG-TERM DEBT CONVERTED TO COMMON STOCK                                 $       75,000


The Notes to Financial Statements are an integral part of this statement.

                              PAGELAB NETWORK, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                        STATEMENT OF STOCKHOLDERS' EQUITY


                                                   SHARES OF
                                                  COMMON STOCK         COMMON         ACCUMULATED      STOCKHOLDERS'
                                                  OUTSTANDING          STOCK           (DEFICIT)           EQUITY
                                                 -------------     -------------     -------------     -------------
BALANCE, December 31, 1998                           1,041,000     $     117,500     $    (117,500)    $          --

COMMON STOCK ISSUED, JULY/AUGUST 1999                5,666,665           103,334                             103,334

BRIDGE LOAN CONVERSION, NOVEMBER 1999                  375,000            75,000                              75,000

COMMON STOCK WITH WARRANTS, DECEMBER 1999              375,000            75,000                              75,000

REORGANIZATION COST                                         --           (60,000)                            (60,000)

STOCK SUBSCRIPTION NOTE RECEIVABLE                          --            (3,334)                             (3,334)

COMMON STOCK ISSUED BUT UNSUBSCRIBED - NOTE 4        1,950,000                --                --                --

INVESTMENT ACCOUNT SHARES ISSUED - NOTE 4            1,000,000                --                --                --

NET LOSS                                                                                  (121,938)         (121,938)
                                                 -------------     -------------     -------------     -------------

BALANCE, DECEMBER 31, 1999                          10,407,665     $     307,500     $    (239,438)    $      68,062
                                                 =============     =============     =============     =============


The Notes to Financial Statements are an integral part of this statement.

PageLab Network, Inc.

Notes to Financial Statements


NOTE 1 - NATURE OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF THE BUSINESS

     PageLab Network, Inc. provides e-commerce solutions to merchants and sales affiliate networks using the Internet.

NAME CHANGE

     In November 1999, the name of the company was changed from Imcro, Inc. to PageLab Network, Inc.

MERGER ACTIVITY/INCEPTION OF BUSINESS

     In November 1999, a plan of acquisition was arranged between Imcro, Inc. and a private operating company, PageLab Network, Inc., a Nevada corporation. Imcro had not engaged in operating activities in the last three fiscal years. The financial statements for 1999 include the accounts of PageLab Network since its inception of operating activities in July 1999.

CASH AND CASH EQUIVALENTS

     The Company considers all cash accounts not subject to withdrawal restrictions or penalties and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization are computed on the straight-line method. Estimates useful lives for property and equipment are the term of the lease for leasehold improvements and five years for equipment.

INTANGIBLES

     Intangibles consist primarily of software and related technology used by the Company in its business activities. The technology was originally developed by the majority stockholder of the Company. The technology was transferred to PageLab in July 1999 in exchange for notes and stock as a part of an Asset Purchase Agreement. The Company has valued the intangibles based on the developer's reacquisition cost of the technology from a previous employer. The basic rights are being amortized over five years, while certain protected assets are amortized over 20 years.

     The Company has also registered a number of trademarks and domain names which it uses both in marketing and in the Internet presentation of its product. Domain names are subject to annual renewal and are treated as expenses, though with renewal and development of recognition, future benefits may be realized.

PageLab Network, Inc.

Notes to Financial Statements


NOTE 1 - NATURE OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

IMPAIRMENT OF LONG-LIVED ASSETS

     The Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those asseets are less than the assets' carrying amount.

USE OF ESTIMATES

     The preparations of financial statements in conformity of generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INCOME TAX ACCOUNTING

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus changes in deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement purposes and their basis for income tax purposes.

EARNINGS PER SHARE

     Earnings per share is computed using the weighted average shares of common stock outstanding during the period as reduced by all shares held by the Company. The warrants and stock options are anti-dilutive and were excluded from the calculation. As such basic earnings per share is the same as diluted earnings per share. Shares converted from long-term debt have been included in the weighted average from the date of the original investment. Shares outstanding prior to the merger have been adjusted pro rata to the post-merger relationships.

STOCK-BASED COMPENSATION

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations in accounting for its plan. Under APB 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

RESEARCH AND DEVELOPMENT

     All research and development costs are charged to expense as incurred.

PageLab Network, Inc.

Notes to Financial Statements


NOTE 2 - PROPERTY AND EQUIPMENT

     Property and equipment includes $16,960 in office and computer equipment and $1,181 in leasehold improvements, reduced by $946 of accumulated depreciation.


NOTE 3 - LONG-TERM DEBT

     Long term debt consists of notes payable to the majority stockholder and CEO of the Company. The notes relate to the transfer of technology rights and working capital contributions by the stockholder. There are three separate notes, each providing for payment of principal and interest in monthly installments over a five-year period. Interest on the notes is at 6% per annum. Aggregate monthly payments are $3,983, including interest. Future maturities of long-term debt are as follows:

             For the year ending December 31:
                                         2000   $ 36,879
                                         2001     39,153
                                         2002     41,568
                                         2003     44,132
                                         2004     36,716
                                                --------
                        Total                   $198,448
                                                ========


NOTE 4 - COMMON STOCK

     In connection with the November 1999 reverse acquisition of Imcro, Inc. by PageLab Network, the recapitalization of the Company includes common stock issued to the previous shareholders of Imcro in exchange for its net assets. The majority stockholder of Imcro, Inc. received $60,000 under a plan of reorganization. As a part of this reorganization, it was agreed that 1,000,000 shares of common stock be issued and held in an Investment Account by PageLab Network, Inc. for purposes of future acquisitions. These shares will remain available for that purpose through December 31, 2003 whereupon any unused shares will revert to the Company's treasury as additional authorized shares. In addition, the reorganization also called for the issuance of 2,700,000 shares to be used for stock subscriptions in conjunction with an exempt offering of common stock and the bridge loan conversion. At December 31, 1999, the Company had issued 750,000 of these shares. Subsequent to year-end, the remaining 1,950,000 shares of common stock were subscribed through accredited investors resulting in additional capital of $390,000.

     As a part of the exempt offering of common stock which took place in December 1999 and January 2000, the company agreed to issue warrants to purchase 1,010,000 shares of common stock at $.20 per share expiring June 30, 2001.

     The number of authorized shares of capital stock is 50,000,000 shares. Of this amount, 40,000,000 shares have been designated as common stock.

PageLab Network, Inc.

Notes to Financial Statements


NOTE 5 - STOCK OPTIONS AND WARRANTS

Stock Options

During 1999, the Company adopted the PageLab Network, Inc. Stock Option and Stock Award Plan that allows for the granting of incentive and nonqualified stock options, restricted stock and stock appreciation rights to employees, individuals or entities who perform services for the Company. A total of 2,500,000 shares have been reserved under the plan through the period ending December 31, 2001. The Board of Directors establishes the terms and conditions of all stock option grants, subject to applicable plan provisions and the Internal Revenue Code. Incentive stock options and nonqualfied options will be granted at an exercise price not less than the fair market value of the Common Stock on the grant date according to the plan provisions. The options granted to participants owning more than 10% of the Company's outstanding voting stock must be granted at an exercise price not less than 110% of fair market value of the common stock on that date. The options shall expire on the date determined by the Board of Directors, but not greater than ten years from the grant date.

A summary of outstanding options under the Plan is as follows:

                                                                Weighted average
                               Shares available   Options       exercise price
                               for grant          outstanding   per share
                               ---------          -----------   ---------

Balance, December 31, 1998            --                  --         --
    Shares reserved            2,500,000                  --         --
     Granted                  (1,200,000)          1,200,000     $  .20
                              ----------          ----------
Balance, December 31, 1999     1,300,000           1,200,000
                              ==========          ==========


All stock options granted are exercisable as of December 31, 1999. Pro forma information regarding net loss is required by Statement No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The effect of applying Statement No. 123's fair value method of the Company's stock-based awards results in a net loss that is not materially different than the amounts reported for the year ending December 31, 1999. The effects of applying Statement No. 123 for recognizing compensation cost may not be representative of the effects on reported net income or loss for future years because of future option grants and vesting provisions.

Warrants

In connection with the conversion of a bridge financing loan to common stock in November 1999, the Company issued warrants to two individuals to purchase 150,000 shares of common stock at $.20 per share. The warrants expire June 30, 2001.

PageLab Network, Inc.

Notes to Financial Statements


NOTE 6 - INCOME TAXES

At December 31, 1999, the Company had net operating loss carryforwards in the approximate amount of $140,000. Deferred tax assets are subject to assessment of their realization through reduction of future tax obligations. This assessment considers the likelihood of future profitability and limitations that restrict the utilization of net operating loss carryforwards. For purposes of the 1999 financial statements, a valuation allowance of $38,000 has been estimated to offset the related deferred tax benefits.


NOTE 7 - LEASE COMMITMENT

The Company leases office space on a month-to-month basis at the rate of approximately $1,100 per month. Rent expense for 1999 was approximately $5,000.